FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         For the month of February 2007

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          RAMAT GAVRIEL INDUSTRIAL PARK
                    P.O. BOX 619, MIGDAL HAEMEK, ISRAEL 23105
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F [X]   Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [_]   No [X]


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     On February 5, 2007, the registrant announces that Forza Silicon Joins
Tower Semiconductor's Authorized Design Center Program, attached hereto is a copy of the press release.

     This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      TOWER SEMICONDUCTOR LTD.


Date: February 05, 2007                               By: /s/ Nati Somekh Gilboa
                                                      --------------------------
                                                      Nati Somekh Gilboa
                                                      Corporate Secretary


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                    FORZA SILICON JOINS TOWER SEMICONDUCTOR'S
                        AUTHORIZED DESIGN CENTER PROGRAM

PASADENA, CALIF. AND MIGDAL HAEMEK, ISRAEL - February 5, 2007 - Forza Silicon, a fabless mixed signal semiconductor company, and Tower Semiconductor, a pure-play independent specialty foundry, have announced today that they are expanding their relationship to design and produce mixed signal and image sensor chips utilizing Tower's process and design technology capabilities.

Forza Silicon designs custom CMOS image sensors, which comprises Tower's Advanced Photo Diode (APD) pixel IP, and utilizes its Fab2, 0.18-micron process technology. The APD technology used in these CMOS image sensors enables improved optical and electrical performance of ultra-small pixels utilizing deep sub-micron process technologies, thus enabling the manufacturing of small, cost-effective image sensor solutions.

"As the fabless business model evolves, foundries and design centers must align business processes to meet the time-to-market requirements of our customers," said Hus Tigli, chairman and CEO of Forza Silicon. "Tower's advanced manufacturing capabilities were a perfect fit for some of our flagship products."

Tower's uncompromising attention to quality and solutions, coupled with its specialized processes and engineering expertise was instrumental in Forza Silicon's expanded commitment to utilize Tower's advanced technologies and join its authorized design center program.

"Tower Semiconductor is a recognized leader in providing high-performance CMOS image sensor processing technology and services," said Dr.Barmak Mansoorian, president of Forza Silicon. "Throughout several designs we manufactured at Tower, we gained a lot of trust in Tower's CMOS technologies, as well as the professionalism of its employees."


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"We are pleased with Forza Silicon's track record of successfully utilizing
Tower's pixel IP to create and ramp to production innovative, state-of-the-art products for a variety of applications," said Dr. Avi Strum, general manager of CIS and NVM product lines at Tower. "Forza Silicon's proven ability to work closely with a customer on an idea, collaborate on a design, and follow through to volume production is critical to deliver advanced solutions."

ABOUT FORZA SILICON CORPORATION

Forza Silicon is a fabless semiconductor provider of mixed signal IC design services and products. Forza specializes in the design of advanced CMOS image sensors, from ultra-high resolution imagers for medical, broadcasting, scientific and military applications to low-cost sensors for digital cameras, cellular camera phones and other consumer devices. Forza also excels in high speed optoelectronics comprising high speed data paths for fiber-optic, microwave and RF applications. In addition, Forza offers a wide range of mixed signal VLSI design services from custom IP block designs and SOC integration to chip characterization and design verification. More information can be found at www.forzasilicon.com.

ABOUT TOWER SEMICONDUCTOR LTD.

Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry established in 1993. The company manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced non-volatile memory solutions, mixed-signal & RF-CMOS, and CMOS image-sensor technologies. To provide world-class customer service, the company maintains two manufacturing facilities: Fab 1 has process standard and specialized technologies from 1.0 to 0.35 micron and Fab 2 features standard and specialized technologies of 0.18, 0.16 and 0.13-micron. Tower's Web site is located at http://www.towersemi.com.

SAFE HARBOR

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in our most recent Annual Report on Form 20-F, Forms F-1, F-3 and 6-K, as were filed with the Securities and Exchange Commission and the Israel Securities Authority. We do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.


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MEDIA CONTACTS:

Mel Stinebaugh
Forza Silicon Corporation
Tel.:1-626-796-1182
Fax: 1-626-796-5882
info@forzasilicon.com
http://www.forzasilicon.com/

Tower Semiconductor USA:
Michael Axelrod, +1 408 330 6871
pr@towersemi.com

or:

Shelton Group, on behalf of Tower Semiconductor
Melissa Conger, 972-239-5119 ext. 137
mconger@sheltongroup.com